

May 14, 2024

Jonathan M. Collins
Executive Vice President and Chief Financial Officer
Clarivate Plc
70 St. Mary Axe
London EC3A 8BE
United Kingdom

      Re: Clarivate Plc
          Form 10-K for the fiscal year ended December 31, 2023
          File No. 001-38911

Dear Jonathan M. Collins:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill and Indefinite-Lived Intangible Assets, page 28

1. We note your disclosures regarding the quantitative goodwill impairment tests performed in 2022 and 2023. Please tell us the percentage by which the fair value of each of your reporting units exceeded their carrying value as of your most recent impairment test. To the extent any of the reporting unit's fair value was not substantially in excess of its carrying value, disclose the percentage by which the fair value exceeded the carrying value. Alternatively, revise to state if true, that the estimated fair value substantially exceeded the carrying value for each of the reporting units. Refer to our comment and your response to prior comment 13 in your letter dated March 29, 2019.

Results of Operations
Adjusted EBITDA and Adjusted EBITDA margin (non-GAAP measure), page 35

2.   We note that you present non-GAAP adjusted EBITDA margin without disclosing the most directly comparable GAAP measure. Please revise to present net income (loss) margin with equal or greater prominence whenever you disclose adjusted EBITDA margin. Refer to Item Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP C&DIs. Similar concerns apply to your earnings releases on Form 8-K.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Michael Easton